Exhibit 99.1

ReneSola Appoints New Chief Financial Officer

JIASHAN, China, April 28, 2014 – ReneSola Ltd (“ReneSola” or “the Company”) (NYSE: SOL) (www.renesola.com), a leading brand and technology provider of solar photovoltaic products, today announced it has appointed Mr. Daniel Lee as the Company’s chief financial officer, effective May 5, 2014.

Mr. Lee has over two decades of international experience in finance, investment, consulting and management. Mr. Lee was previously chief financial officer of China Information Technology Inc., a leading integrated display technology and cloud-based solutions provider listed on NASDAQ. Mr. Lee’s investment banking experience includes working as a partner at Pine Capital, LLC and as a senior China equity analyst covering five industries at Roth Capital Partners. Mr. Lee started his career as an analyst with two U.S. investment banks, first at Morgan Stanley & Co. and later at Punk, Ziegel & Company, where he covered U.S. and international IT services and outsourcing companies.

Mr. Lee is a CPA and CFA charterholder, with a master’s degree in accountancy from the Zicklin School of Business of Baruch College and a bachelor’s degree in economics with concentrations in finance and multinational management from the Wharton School of the University of Pennsylvania.

Xianshou Li, ReneSola’s chief executive officer, said, “We are happy to welcome Daniel to our management team. Daniel brings a strong financial background, extensive experience in investment banking, and outstanding professional credentials. Daniel’s depth of financial, accounting and managerial experience will serve as a great resource for our Company as we expand and strengthen our global sales and distribution network. Furthermore, we are confident that he will help to continue to improve our financial position while strengthening our communications with the market and meeting the informational needs of our investors.”

“We greatly appreciate the contributions Henry Wang, our outgoing CFO, made during his tenure at ReneSola. Henry has been an important member of our senior management team. We respect his decision to pursue new opportunities and wish him the very best in his future endeavors,” said Mr. Li.

Mr. Wang will step down as chief financial officer on May 4, 2014; he is leaving the Company for personal reasons.

For more information about ReneSola, please visit www.renesola.com

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE:SOL) is an international leading brand and technology provider of green energy products. Leveraging its global presence, and expansive OEM and sales network, ReneSola is well positioned to provide its highest quality green energy products and on-time services for EPC, installers, and green energy projects around the world. For more information, please visit www.renesola.com.

For investor and media inquiries, please contact:

In China:

Ms. Laura Chen

ReneSola Ltd

Tel: +86-21-62809180-162

E-mail: ir@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

E-mail: sol@ogilvy.com

In the United States:

Mr. Justin Knapp

Ogilvy Financial, U.S.

Tel: +1-646-460-9989

E-mail: sol@ogilvy.com